Exhibit 28.1

FOR IMMEDIATE RELEASE
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PENNICHUCK ANNOUNCES STOCK SPLIT

August 13, 1998

Contact:   Maurice L. Arel, President & Chief Executive Officer
           Charles J. Staab, VP, Treasurer & Chief Financial Officer
Phone:     603-882-5191
Fax:       603-882-4125
Website:   www.pennichuck.com
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Maurice L. Arel, President and Chief Executive Officer of Pennichuck
Corporation, announced today that the Corporation's board of directors recently approved a three for two stock split to be effected in the form of a stock dividend. The additional shares to be issued under this split will be distributed on September 1, 1998 to shareholders of record on August 18, 1998.

Shareholders will receive one additional share of common stock of the Corporation ($1.00 par value) for each two shares held as of the record date. Except for shareholders participating in the Corporation's dividend reinvestment and common stock purchase plan, any fractional shares will be paid in cash to shareholders of record based on the closing price of Corporation's common stock on September 1, 1998.

Pennichuck Corporation is a holding company located in Nashua, New Hampshire and, through its operating subsidiaries, is engaged in regulated water utility operations in portions of southern and central New Hampshire. In addition, it provides contract operations for billing, operations and maintenance services to municipalities and also is involved in real estate sales and development. Its shares of common stock are presently traded on the Over-the-Counter Bulletin Board system under the symbol "PNNW".